Filed Pursuant to Rule 424(b)(3)
Registration No. 333-252077

NUVEEN GLOBAL CITIES REIT, INC.

SUPPLEMENT NO. 1 DATED JULY 15, 2021

TO THE PROSPECTUS DATED JULY 2, 2021

This prospectus supplement (the “Supplement”) is part of and should be read in conjunction with the prospectus of Nuveen Global Cities REIT, Inc., dated July 2, 2021 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

•	to disclose our acquisition of a multifamily property;

•	to disclose our acquisition of a healthcare property;

•	to disclose the transaction price for each class of our common stock as of August 1, 2021;

•	to disclose the calculation of our June 30, 2021 net asset value (“NAV”) per share for each class of our common stock;

•	to provide an update on our public offering; and

•	to update the “Experts” section of the Prospectus.

Multifamily Acquisition

We recently acquired Brookson Flats, a multifamily property located in Huntersville, North Carolina, within the Huntersville/Cornelius submarket of Charlotte, North Carolina, for a purchase price of $72 million. Brookson Flats is a Class A, 296-unit garden-style, multifamily property constructed in 2017.

Healthcare Acquisition

We recently acquired Hillcroft Medical Center, a medical office building located in the Houston suburb of Sugar Land, Texas, for a purchase price of $12 million. The property is an off-campus medical office building consisting of 40,730 square feet and is 100% leased with an average remaining lease term of over nine years.

August 1, 2021 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of August 1, 2021 (and repurchases as of July 31, 2021) is as follows:

Transaction Price (per share)
Class T	$11.22
Class S	$11.15
Class D	$11.30
Class I	$11.30

The transaction price for each of our Class T, Class S, Class D and Class I shares is equal to such class’s NAV per share as of June 30, 2021. A detailed presentation of the NAV per share is set forth below.

The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

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June 30, 2021 NAV Per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.nuveenglobalreit.com. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for information on how our NAV is determined. The Advisor is ultimately responsible for determining our NAV. As of June 30, 2021, our properties have been appraised in accordance with our valuation guidelines and such appraisals were reviewed by our independent valuation advisor.

The following table provides a breakdown of the major components of our NAV as of June 30, 2021 ($ and shares in thousands):

Components of NAV	June 30, 2021
Investment in real property	$709,557
Investment in real estate-related assets	58,432
Investment in international affiliated funds	49,864
Cash and cash equivalents	83,931
Restricted cash	70,623
Other assets	3,362
Debt obligations	(217,807)
Subscriptions received in advance	(70,623)
Other liabilities	(10,416)
Stockholder servicing fees payable the following month(1)	(125)

Net Asset Value	$676,798
Net asset value attributable to preferred stock	125

NAV attributable to common stockholders	$676,673

Number of outstanding shares of common stock	59,443

(1)

Stockholder servicing fees only apply to Class T, Class S and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class T, Class S and Class D shares. As of June 30, 2021, we have accrued under GAAP approximately $11.2 million of stockholder servicing fees payable to the Dealer Manager related to the Class T, Class S and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share of common stock by share class as of June 30, 2021 ($ and shares in thousands, except per share data):

	Class T	Class S	Class D	Class I	Class N
NAV Per Share	Shares	Shares	Shares	Shares	Shares	Total
Net asset value	$62,167	$107,123	$28,479	$136,097	$342,807	$676,673
Number of outstanding shares	5,540	9,608	2,520	12,044	29,731	59,443

NAV per share as of June 30, 2021	$11.22	$11.15	$11.30	$11.30	$11.53

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the June 30, 2021 valuations, based on property types. Once we own more than one retail property, we will include the key assumptions for such property type.

Property Type	Discount Rate	Exit Capitalization Rate
Industrial	6.26%	5.37%
Multifamily	6.55	4.85
Office	6.91	6.29
Healthcare	7.29	6.19

These assumptions are determined by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Industrial Investment Values	Multifamily Investment Values	Office Investment Values	Healthcare Investment Values
Discount Rate	0.25% decrease	+2.11%	+2.03%	+1.93%	+2.10%
(weighted average)	0.25% increase	(1.84)%	(1.92)%	(1.81)%	(2.24)%
Exit Capitalization Rate	0.25% decrease	+3.34%	+3.72%	+2.72%	+2.75%
(weighted average)	0.25% increase	(2.80)%	(3.21)%	(2.38)%	(2.60)%

Status of our Current Public Offering

We are currently offering on a continuous basis up to $5.0 billion in shares of common stock, consisting of up to $4.0 billion in shares in our primary offering and up to $1.0 billion on shares pursuant to our distribution reinvestment plan. This offering was declared effective by the SEC on July 2, 2021. As of the date hereof, we have not issued or sold any shares in this offering. We intend to continue selling shares in the offering on a monthly basis.

Experts

The following disclosure is added to the “Experts” section of our prospectus.

The amount of the estimated market values of our real properties as of June 30, 2021 presented on page 2 of this Supplement under the section “June 30, 2021 NAV Per Share” has been reviewed by RERC, LLC, an independent valuation firm, and is included in this Supplement given the authority of such firm as experts in property valuations and appraisals. RERC, LLC will not calculate or be responsible for our NAV per share for any class of our shares.

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